

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170182

DIVISION OF
CORPORATION FINANCE

March 7, 2017

Tom McCaney
Sisters of St. Francis of Philadelphia
tmccaney@osfphila.org

Re: Anthem, Inc.
Incoming letter dated February 14, 2017

Dear Mr. McCaney:

This is in response to your letter dated February 14, 2017 concerning the shareholder proposal that the Sisters of St. Francis of Philadelphia et al. submitted to Anthem. On February 7, 2017, we issued a no-action response expressing our informal view that Anthem could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

David R. Fredrickson
Chief Counsel

cc: Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

February 14, 2017

VIA EMAIL (shareholderproposals@sec.gov)
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Request for Reconsideration - shareholder proposal of the Sisters of St. Francis of Philadelphia and co-filers

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Sisters of St. Francis of Philadelphia, together with co-filers Harrington Investments, Inc., the Northwest Women Religious Investment Trust, Daughters of Charity, Inc., Mercy Investment Services, Inc., the Oblate International Pastoral Investment Trust, and Monasterio Pan De Vida (together, the "Proponents") submitted to Anthem, Inc. ("Anthem") a shareholder proposal (the "Proposal") asking Anthem to provide an annual report disclosing its policies and procedures relating to lobbying as well as certain information regarding payments used for lobbying.

In a letter dated January 9, 2017 (the "2017 No-Action Request"), Anthem stated that it intended to omit the Proposal from its proxy materials being prepared for the 2017 annual meeting of shareholders. Anthem claimed that it may exclude the Proposal pursuant to Rule 14a-8(i)(12), claiming the "Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2012, 2013 and 2016 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission." Proponents submitted a response to the No-Action Request on February 2, 2017.

On February 7, 2017, the Staff issued a response to the 2017 No-Action Request that Anthem may exclude the proposal under rule 14a-8(i)(12)(iii), finding "that proposals dealing with substantially the same subject matter were included in Anthem's proxy materials for meetings held in 2016, 2013 and 2012 and that the 2016 proposal received 9.32 percent of the vote."

While we acknowledge the Staff's decision, we are submitting this request for reconsideration because we believe the determination represents a clear departure from the Staff precedent determining that proposals seeking disclosure of political contributions (were not the same as Lobbying Proposals. As discussed more fully below, Staff has clearly determined that lobbying proposals are not duplicative of political contributions proposals. Therefore Anthem has not met its burden of establishing its entitlement to rely on this exclusion. Accordingly, the Proponents respectfully asks the Staff to reconsider its decision granting the No-Action relief to Anthem.

Put simply, the Anthem No-Action Request incorrectly relies upon The Goldman Sachs Group, Inc. (avail. Feb. 17, 2015)(the "Goldman 2015 Determination"). That determination permitted the exclusion of a proposal regarding lobbying disclosure, because the Staff agreed that it dealt with substantially the same subject matter as three prior proposals that had been included in the company's proxy materials.

Instead of the Goldman 2015 Determination, Staff had clearly determined in The Goldman Sachs Group, Inc. (avail. Mar. 14, 2013)(the "Goldman 2013 Determination") that a lobbying proposal did not duplicate political contributions proposals filed in 2009 and 2010. This same precedent should apply to the 2017 No-Action Request.

The Goldman 2015 Determination found overlap among three proposals that had been submitted in 2011, 2012 and 2013 (specifically, "that proposals dealing with substantially the same subject matter were included in Goldman Sachs' proxy materials for meetings held in 2013, 2012 and 2011 and that the 2013 proposal received less than 10 percent of the vote"). Here it is worth reviewing each of the proposals in question for the Goldman 2015 determination and the Goldman 2013 Determination, and comparing them to each of the proposals in question for the 2017 No-Action Request. Comparing the specific language in each of the proposals question side by side illustrates why the Goldman 2015 Determination was incorrectly applied in this case, and why the Goldman 2013 Determination is the correct precedent to use.

Goldman 2015 Determination

Year	**Proposal**	**Exact Proposal Language**
2015	Lobbying	Payments by Goldman used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
2013	Lobbying	Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
2012	Lobbying	A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient
2011	Political Purposes	Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes

So, the overlap in question from the Goldman 2015 Determination is apparently found in the phrase "used for political purposes" in the 2011 Political proposal. This overlap is nowhere to be found in the Anthem proposals

Goldman 2013 Determination

Year	Proposal	Exact Proposal Language
2013	Lobbying	Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
2010	Political Contributions	Monetary and non-monetary political contributions and expenditures not deductible under section 162(e)(1)(B) of the Internal Revenue Code, including but not limited to any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162(e)(1)(B) of the Internal Revenue Code. The report shall include an accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above.
2009	Political Contributions	Monetary and non-monetary political contributions and expenditures not deductible under section 162 (e)(1)(B) of the Internal Revenue Code, including but not limited to contributions to or expenditures on behalf of political candidates, political parties, political committees and other political entities organized and operating under 26 USC Sec. 527 of the Internal Revenue Code and any portion of any dues or similar payments made to any tax exempt organization that is used for an expenditure or contribution if made directly by the corporation would not be deductible under section 162 (e)(1)(B) of the Internal Revenue Code.

Here, there is clear distinction between the 2009 and 2010 political contributions proposals, and the 2013 lobbying proposal. The 2009 and 2010 proposals are clearly asking for disclosure of political contributions, whereas the 2013 proposal is clearly asking for lobbying. In the Goldman 2013 Determination, Staff found "the [2013 lobbying] proposal does not deal with substantially the same subject matter as the proposals included in the company's 2009 or 2010 proxy materials."

Anthem 2017 No Action Request

Year	Proposal	Exact Proposal Language
2017	Lobbying	Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
2016	Lobbying	Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
2013	Political	Monetary and non-monetary contributions and expenditures

	Contributions	(direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.
2012	Political Contributions	Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

Reviewing the Anthem proposals in question, there is no overlap in the language. The 2012 and 2013 proposals are clearly seeking disclosure of political contributions. The 2016 and 2017 proposals are clearly seeking disclosure of lobbying. The Goldman 2013 Determination deals with exactly the same proposals in question for the 2017 No Action request is clearly the precedent upon which Staff should rely. The Goldman 2015 Determination dealt with proposals where there was an overlap concerning "political purposes" there is no such overlap here.

Based on the foregoing, we respectfully request that the Staff reconsider its February 7, 2017 response and allow the inclusion of the Proposal in Anthem's 2017 Proxy. We would be happy to provide you with any additional information or answer any questions that you may have regarding this subject.

Thank you for your consideration.

Sincerely,

Tom McCaney
Associate Director, Corporate Social Responsibility

cc: Elizabeth A. Ising, Gibson Dunn
Kathy S. Kiefer, Anthem, Inc.
Rev. Seamus Finn, OMI, Oblate International Pastoral Investment Trust
Deborah R. Fleming, Northwest Women Religious Investment Fund
John C. Harrington, Harrington Investments, Inc.
Valerie Heinonen, O.S.U., Daughters of Charity and Mercy Investments, Inc.
Rose Marie Stallbaumer, OSB, Montasterio Pan De Vida